news release

Zi Corporation Signs Agreement with One of Top Ten
Global Wireless Service Operators for Qix™

First Deployment of Qix Mobile Search & Discovery Solution

CALGARY, AB, September 27, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions for mobile devices, today announced it has signed a contract with a major global wireless service operator to incorporate Zi's revolutionary mobile search and service discovery solution, Qix, into its wireless mobile devices. It is expected that a joint announcement will be made with the operator when units ship into the marketplace during fourth quarter of 2006.

The agreement calls for Zi to receive an upfront fee plus a unit license fee for every handset embedded with Qix sold by the operator. A full customization package will be provided to support carrier branding and enhance end-user experience. Zi expects that a successful initial rollout will be followed by large-scale deployment on multiple handsets and platforms.

This deal follows a trial with UK operator Virgin Mobile that demonstrated a 33 percent increase in ARPU (average revenue per user) among consumers in the trial. These trial results back Zi's claim that Qix is the key to removing barriers to revenue-producing features on mobile handsets. Based on the significant revenue opportunities that Qix brings to customers, the fee structure for this type of agreement represents a considerable increase when compared to the license fees the Company typically receives for its other user input technologies.

Zi President and CEO Milos Djokovic commented, "This agreement is a major milestone achievement for Zi. It is the first revenue generating agreement for our breakthrough Qix technology with a major wireless operator and it is a key step in our strategy to capture a significant share of the global wireless market with Qix."

"We are proud of our reputation as innovators and with Qix we feel we have made a significant contribution towards helping users get the most from their phones - while helping operators generate much-needed increased revenues," added Djokovic. "Qix has already proved itself with Virgin Mobile and it is now set to help other operators around the world."

About Qix

Qix is an innovative mobile search and service discovery solution that enables rapid discovery of contacts, features, services and more, on mobile handsets. Qix removes barriers to revenue-producing features on mobile phones by significantly reducing the number of key presses needed to navigate through content. As a result, it increases service usage and adoption resulting in greater ARPU for carriers. Qix interactive memory remembers user data for future access, and tracks and prioritizes frequently used personal selections based on individual usage patterns.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™for keyboard prediction with auto-correction; eZiText®for one-touch predictive text entry; Decuma®for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix and are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Schwartz Communications (North American media)
Keith Giannini
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions